Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended December 31,					Three Months Ended March 31,	Three Months Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
EARNINGS
Earnings (loss) from continuing operations	$63,795	$54,530	$(41,606)	$20,586	$24,684	$4,545	$4,243
Fixed charges	15,280	15,169	15,345	18,889	22,273	5,563	5,588

Earnings before fixed charges	79,075	69,699	(26,261)	39,475	46,957	10,108	9,831
FIXED CHARGES:
Interest expense	13,370	13,104	13,341	15,050	20,091	5,045	5,027
Authorization of deferred financing costs	1,108	1,111	1,063	2,895	1,376	313	370
Capitalized interest	—			—	—	—	—
Interest portion of rent expense	802	954	941	944	806	205	191

Fixed charges	15,280	15,169	15,345	18,889	22,273	5,563	5,588

Ratio of earnings to fixed charges	5.2	4.6	—	2.1	2.1	1.8	1.8

Amount of fixed charges not covered by earnings	—	—	$(26,261)	—	—	—	—